Press Release

Changes in senior
IT-management
Ahold

Zaandam, The Netherlands, September 15, 2005 - Ahold today announced that it has appointed Dave McNally as Chief Information Officer, effective September 2005 to lead the company in the next phase of its information management strategy.

In his new role, Dave will advise the Ahold Corporate Executive Board and senior business executives on the strategic role and adoption of information technology throughout the organization. He was previously Chief Information Officer for Ahold's U.S. Foodservice business. Dave succeeds Alex Gibbons who has decided to leave the company for personal reasons.

Arthur Brouwer, Chief Business Support Officer, commented: "I would like to welcome Dave to his new role. Since joining U.S. Foodservice, Dave has proven his ability to partner with the business and to develop practical solutions which address both short-term issues and long-term needs. I'm confident he will apply this expertise to help us move towards one Ahold IT strategy and portfolio of applications. "I would like to thank Alex for his contribution in our effort to leverage our scale and support the business better by moving towards one global information management platform."


                                                                         2005033
Ahold Communications: +31 (0)75 659 5720




Disclaimer
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


Ahold [graphic omitted]

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